Mail Stop 3561

August 21, 2008

Ms. Mary E. Higgins
Chief Financial Officer
Herbst Gaming, Inc.
3440 West Russell Road
Las Vegas, Nevada 89118

      Re: **Herbst Gaming, Inc.**
                Form 10-K for the year ended December 31, 2007
                File No. 000-51046

Dear Ms. Higgins:

We have reviewed your response letter dated August 7, 2008 and have the following comment. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting. Specifically, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-K. Where indicated, we think you should revise your document in response to this comment, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

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1. We note from your proposed disclosures in your response letter dated August 7, 2008, your management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure

controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

You may contact Heather Clark, Staff Accountant, at (202) 551-3624 or me at (202) 551-3813 if you have questions regarding these comments.

Sincerely,

Linda Cvrkel
Branch Chief